OMB APPROVAL
OMB Number:.................3235-0145 Expires: ..................October 31, 2002 Estimated average burden hours per form..........................14.90

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

STAR TELECOMMUNICATIONS, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

854923109

(CUSIP Number)

Joyce J. Mason, Esq.
General Counsel and Secretary
IDT Corporation
520 Broad Street
Newark, New Jersey 07102
(973) 438-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [_].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 854923109	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).	IDT INVESTMENTS INC. 88-0469107
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	N/A
	8	SHARED VOTING POWER	15,006,236
	9	SOLE DISPOSITIVE POWER	N/A
	10	SHARED DISPOSITIVE POWER	15,006,236
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	15,006,236
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	21.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	CO

CUSIP No. 854923109	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).	IDT CORPORATION 22-3415036
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	N/A
	8	SHARED VOTING POWER	15,006,236
	9	SOLE DISPOSITIVE POWER	N/A
	10	SHARED DISPOSITIVE POWER	15,006,236
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	15,006,236
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	21.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	CO

CUSIP No. 854923109	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).	HOWARD S. JONAS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	N/A
	8	SHARED VOTING POWER	15,006,236
	9	SOLE DISPOSITIVE POWER	N/A
	10	SHARED DISPOSITIVE POWER	15,006,236
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	15,006,236
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	21.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

Item 1.      Security and Issuer

                  This statement relates to shares of Common Stock, par value $0.001 per share (“Common Stock”), of STAR Telecommunications, Inc., a Delaware corporation (“STAR”). The principal executive offices of STAR are located at 223 East De La Guerra Street, Santa Barbara, California 93101.

Item 2.      Identity and Background

                  (a)-(b)    IDT Investments Inc. is a Nevada corporation (“IDT Investments”). IDT Investments is a holding company and a wholly owned subsidiary of IDT Corporation (“IDT”). The address of its principal office and principal place of business is 2325B Renaissance Drive, Las Vegas, Nevada 89119.

                   IDT is a Delaware corporation, which provides telecommunications and Internet services to wholesale and retail customers. The address of its principal office and principal place of business is 520 Broad Street, Newark, New Jersey 07102.

                   Howard S. Jonas is the Chief Executive Officer, Chairman of the Board of Directors and Treasurer of IDT. The address of his principal office and principal place of business is 520 Broad Street, Newark, New Jersey 07102.

                   (c)    The name, business address, and principal occupation of each executive officer and director of IDT Investments and IDT is set forth in Exhibits 1 and 2 hereto and incorporated herein by reference.

                   (d)    During the last five years, neither of the Reporting Persons, nor to the best of IDT Investments’ knowledge, any of IDT Investments’ directors or executive officers, nor to the best of IDT’s knowledge, any of IDT’s directors or executive officers has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

                   (e)    During the last five years, neither of the Reporting Persons, nor to the best of IDT Investments’ knowledge, any of IDT Investments’ directors or executive officers, nor to the best of IDT’s knowledge, any of IDT’s directors or executive officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

                   (f)    To the best of IDT Investments’ knowledge, each of the executive officers and directors of IDT Investments named in Exhibit 1 is a United States citizen.

                   To the best of IDT’s knowledge, each of the executive officers and directors of IDT named in Exhibit 2 is a United States citizen.

                   Howard S. Jonas is a United States citizen.

Item 3.      Source and Amount of Funds or Other Consideration

                   As described in Item 5(c) below, from January 18, 2001 to January 30, 2001, IDT Investments purchased through transactions in the open market an aggregate of 3,402,900 shares of Common Stock for an aggregate price of $1,981,694.70. On January 29, 2001 and January 30, 2001, IDT Investments sold through transactions in the open market an aggregate of 486,000 shares of Common Stock for an aggregate price of $308,021.32.

                   On February 1, 2001, STAR issued and sold to IDT Investments 2,398,082 shares of Common Stock at a purchase price of $0.417 per share.

                   On February 7 , 2001, STAR and IDT Investments entered into an investment agreement (the “Investment Agreement”), pursuant to which IDT Investments purchased from STAR (i) 3,074,149 shares of Common Stock at a price of $0.417 per share and (ii) 3,227,856 shares of Common Stock at a price of $0.397 per share. The number of shares of Common Stock and the purchase price per share are subject to certain adjustments as described in Item 4 below.

                  Pursuant to the Investment Agreement, STAR also granted IDT Investments warrants to purchase 3,389,249 shares of Common Stock at a price per share equal to $0.833, subject to certain adjustments as described in Item 4 below (the “Warrants”). The Warrants may be exercised by IDT Investments in full or in part at any time on or before February 7, 2004.

                   The cash consideration paid by IDT Investments in each of the transactions was paid with funds from IDT Investments existing cash reserves.

                   The description of the Investment Agreement and Warrants throughout this Schedule 13D are qualified by reference to such Investment Agreement and Warrants, copies of which are filed as Exhibits 3 and 4 hereto and are incorporated herein by reference.

Item 4.      Purpose of Transaction

                   IDT Investments currently holds its interest in STAR for investment purposes.

                   Investment Agreement.  As described in Item 3, STAR and IDT Investments entered into the Investment Agreement pursuant to which IDT Investments purchased from STAR (i) 3,074,149 shares of Common Stock at a price of $0.417 per share and (ii) 3,227,856 shares of Common Stock at a price of $0.397 per share. STAR also granted IDT Investments Warrants to purchase 3,389,249 shares of Common Stock at a price per share equal to $0.833. The Warrants may be exercised by IDT Investments in full or in part at any time on or before February 7, 2004.

                   Pursuant to the Investment Agreement, the number of shares of Common Stock purchased by IDT Investments from STAR, and the price per share of Common Stock paid by IDT Investments to STAR, are subject to the following adjustments.

                   a.     In the event the Post Closing Market Price (as defined below) is less than $0.397 per share, STAR shall provide to IDT for no additional consideration the number of shares necessary to cause the average price per share for 3,227,856 of the shares of Common Stock purchased on February 7, 2001 for $0.397 per share and such additional shares to be not higher than the Post Closing Market Price.

                   The “Post Closing Market Price” means the multiple of (i) 95% and (ii) the lowest reported last sale price per share (rounded down to nearest 1/100 of a cent) in the regular trading session on the principal national securities exchange or inter-dealer quotation system on which the Common Stock is listed or admitted to trading, or if not listed or admitted to trading on any national securities exchange or inter-dealer quotation system, during the 30 days following February 7, 2001.

                   b.     Following the expiration and/or exercise of all or any portion of the warrants issued to Gotel Investments Ltd. in connection with the consummation of the Purchase Agreement and the related transactions between STAR and Gotel Investments Ltd. (the “Gotel Closing”), the following adjustments shall be made:

                        (i)    If the weighted average purchase price per share of Common Stock paid by Gotel Investments Ltd. to STAR in the Gotel Closing (the “Gotel Purchase Price”) is less than $0.417 per share,

STAR shall provide to IDT for no additional consideration the number of shares necessary to cause the average price per share for 3,074,149 of the shares of Common Stock purchased on February 7, 2001 for $0.417 per share and such additional shares to be not higher than the Gotel Closing Price.

                         (ii)     If the Gotel Purchase Price is less than $0.397 per share, STAR shall provide to IDT for no additional consideration the number of shares necessary to cause the average price per share for 3,227,856 of the shares of Common Stock purchased on February 7, 2001 for $0.397 per share and such additional shares to be not higher than the Gotel Closing Price.

                   Pursuant to the Warrants, the number of shares of Common Stock IDT Investments is entitled to purchase pursuant to the Warrants (the “Warrant Shares”) and the exercise price of the Warrants are subject to the following adjustments.

                   a.     If at any time or from time to time, after February 7, 2001, STAR issues or sells, or is deemed to have issued or sold, any shares (“Additional Common Shares”) of its Common Stock (including, without limitation, pursuant to the Gotel Closing), then the exercise price in effect immediately prior to each such issuance shall be reduced, concurrently with such issue or sale, to a price equal to the quotient obtained by dividing: (A) the product of (x) such exercise price multiplied by (y) the total number of shares of Common Stock outstanding immediately prior to such issuance by (B) the total number of shares of Common Stock outstanding (including any shares of Common Stock deemed to have been issued) immediately after such issuance of the Additional Common Shares.

                   b.     The number of shares of Common Stock exercisable pursuant to the Warrants (the “Warrant Shares Number”) shall also be subject to adjustment if at any time or from time to time, after February 7, 2001, STAR shall issue or sell Additional Common Shares. In such event, the Warrant Shares Number in effect immediately prior to each such issuance shall be increased, concurrently with such issue or sale, to equal the sum (rounded up to the nearest whole number) obtained by multiplying: (A) 5% and (B) the total number of shares of Common Stock outstanding (including any shares of Common Stock deemed to have been issued) immediately after such issuance of the Additional Common Shares.

                   c.     In the event the Gotel Closing shall occur after the exercise of any of the Warrants, STAR shall adjust the number of Warrant Shares previously delivered to IDT Investments, as follows:

                        (i)     Immediately following the Gotel Closing, STAR shall issue and deliver to IDT Investments a share certificate representing shares of Common Stock equal to the number obtained by subtracting (x) the Warrant Shares delivered to IDT Investments from (y) the multiple of (i) the quotient of ((1) the number of Warrant Shares delivered divided by (2) the number of shares of Common Stock outstanding on the date the Warrant Shares were delivered (on a fully diluted basis)), by (ii) the number of shares of Common Stock outstanding immediately following the Gotel Closing (on a fully diluted basis).

                        (ii)     In the event the Gotel Purchase Price is less than the exercise price paid by IDT Investments then (in addition to any shares to be delivered pursuant to the previous clause) STAR promptly shall deliver to IDT Investments such number of shares of Common Stock as is necessary to cause the average price of all Warrant Shares (including any shares provided pursuant to the previous clause or this clause) to be not more than the Gotel Purchase Price.

                   Pursuant to the Investments Agreement, IDT Investments has agreed that until February 7, 2003, neither IDT Investments nor any of its affiliates (collectively, the “Restricted Group”) shall, directly or indirectly in any manner, acquire, offer or propose to acquire or agree to acquire (whether publicly or otherwise) Common Stock, any other capital stock of STAR or other securities of STAR entitled to vote generally in the election of directors of STAR or at any regular or special meeting of the stockholders of STAR (“Voting Stock”), or any direct or indirect rights, options or warrants of STAR to acquire any Voting Stock or any securities of STAR convertible or exercisable into or exchangeable for any of the foregoing (whether or not currently convertible, exercisable or exchangeable) (all of the foregoing, collectively, “Voting Securities”) (including without limitation “beneficial ownership” of any such securities, within the meaning set forth in Rule 13d-3 under the Exchange Act (“Beneficial Ownership”)), which acquisition would cause the Restricted Group Ownership Percentage (as defined below) to exceed 25.0% (other than an acquisition with the prior approval of a majority of the directors of the board of directors of STAR) (the “Standstill”). “Restricted Group Ownership Percentage” shall mean the aggregate percentage Beneficial Ownership by the members of the Restricted Group of STAR’s Voting Securities, in each case calculated in the manner set forth in Rule 13d-3 under the Exchange Act. These restrictions shall not prevent the Restricted Group from making a written acquisition proposal to the board of directors of STAR (or from publicly announcing the making of such a written proposal not less than eight business days after it has been made, if not previously made public by STAR) that is designed to compete with a definitive, bona fide written offer for not less than 50.1% of the capital stock or assets of STAR that has either been made in writing by a third party to the board of directors or has been publicly commenced by a third party through the launching of a tender offer or by other similar means (whether or not pursuant to an agreement with STAR), in any such event which offer was not directly or indirectly induced by any member of the Restricted Group.

                   IDT Investments and STAR are currently negotiating a proxy, pursuant to which the shares of Common Stock purchased by IDT Investments and the shares of Common Stock IDT Investments may acquire pursuant to the Warrants will be subject to a proxy in favor of Brett Messing, chief executive officer and chairman of STAR (the “Proxy”).

                   Registration Rights Agreement.   Pursuant to the registration rights agreement, dated February 7, 2001, between STAR and IDT Investments (the “Registration Rights Agreement”), STAR granted IDT Investments certain piggyback and demand registration rights under the Securities Act of 1933, as amended, for all shares of Common Stock (i) previously owned by IDT Investments, (ii) acquired by IDT Investments on February 1, 2001 and February 7, 2001, including any shares of Common Stock IDT Investments may receive pursuant to the adjustments described above, and (iii) that IDT Investments may acquire pursuant to the Warrants, including any shares of Common Stock IDT Investments may receive pursuant to the adjustments described above.

                   PT-1.   In connection with the investment in STAR, STAR, IDT and PT-1 Communications, Inc. (“PT-1”), a wholly-owned subsidiary of STAR, entered into an agreement, dated January 21, 2001 (the “PT-1 Letter Agreement”), pursuant to which IDT agreed to acquire certain assets and assume certain liabilities of PT-1 relating to its debit-card business.

                   The descriptions of the Investment Agreement, Warrant, Registration Rights Agreement and PT-1 Letter Agreement throughout this Schedule 13D are qualified by reference to such Investment Agreement, Warrant, Registration Rights Agreement and PT-1 Letter Agreement, copies of which are filed as Exhibits 3, 4, 5 and 6 hereto and are incorporated herein by reference.

                   Subject to the Standstill and Proxy described above, each of the Reporting Persons intends to continuously review their investment in STAR, and may in the future determine, either alone or as part of a group (i) to acquire additional securities of STAR, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of STAR owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) - (j) of Item 4 of Schedule 13D. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. Subject to the Standstill and Proxy described above, in reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, STAR’s business and prospects, other developments concerning STAR and its businesses generally, other business opportunities available to the Reporting Persons, developments with respect to the business of IDT, changes in law and government regulations, general economic conditions and money and stock market conditions, including the market price of the securities of STAR.

                   Other than the transactions described above, the Reporting Persons have no plans or proposals with respect to STAR or its securities that relate to, or would result in, any of the transactions described in paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.      Interest in Securities of the Issuer

                   (a)     IDT Investments directly beneficially owns 11,616,987 shares of Common Stock and Warrants to purchase 3,389,249 shares of Common Stock, representing together approximately 21.1% of the outstanding shares of the Common Stock and approximately 21.1% of the voting power of STAR.

                   IDT does not directly beneficially own any shares of STAR. Through IDT Investments, IDT beneficially owns 11,616,987 shares of Common Stock and Warrants to purchase 3,389,249 shares of Common Stock, representing together approximately 21.1% of the outstanding shares of the Common Stock and approximately 21.1% of the voting power of STAR. IDT Investments is a wholly-owned subsidiary of IDT.

                   Howard S. Jonas does not directly beneficially own any shares of STAR. As of February 6, 2001, Mr. Jonas beneficially owned 9,892,488 shares of Class A Common Stock, par value $0.01 per share, of IDT, representing approximately 27.4% of the outstanding shares of IDT and approximately 53.1% of the combined voting power of IDT.

                   The filing of this 13D shall not be construed as an admission by the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of STAR owned by other parties.

                   (b)     By virtue of his ownership of shares of IDT, representing approximately 53.1% of the combined voting power of IDT, Mr. Jonas has the power to direct IDT’s and IDT Investments’ power to vote, or dispose of, the shares of STAR owned by IDT Investments and IDT.

                   (c)     Except as described below and as previously described in Item 3 above, no transactions in the shares of Common Stock have been effected by the Reporting Persons or, to the best of IDT Investments’ knowledge, by any of the executive officers and directors of IDT Investments named in Exhibit 1, or, to the best of IDT’s knowledge, by any of the executive officers and directors of IDT named in Exhibit 2 during the past 60 days.

                   IDT Investments purchased through transactions in the open market an aggregate of 3,402,900 shares of Common Stock at the prices and on the dates set forth below:

Trade Date	Settle Date	Number of Shares	Price Per Share
01/18/01	01/23/01	2,260,000	$0.5289
01/19/01	01/24/01	656,900	$0.5927
01/29/01	02/01/01	49,300	$0.6384
01/30/01	02/02/01	436,700	$0.7035

                   IDT Investments sold through transactions in the open market an aggregate of 486,000 shares of Common Stock at the prices and on the dates set forth below:

Trade Date	Settle Date	Number of Shares	Price Per Share
01/29/01	02/01/01	449,000	$0.6294
01/30/01	02/02/01	37,000	$0.6875

                  (d)     None.

                  (e)    Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

                   Except as described in this Item, in Item 3 and in Item 4 above, none of the Reporting Persons has any contracts, arrangements, understandings, or relationship (legal or otherwise) with respect to any securities of STAR.

                   As described in Items 3 and 4, (i) STAR and IDT Investments entered into the Investment Agreement and Registration Rights Agreement, (ii) STAR and IDT entered into the PT-1 Letter Agreement and (iii) STAR delivered IDT Investments Warrants, with respect to the Common Stock currently owned or to be acquired by the Reporting Persons.

Item 7.	Material to be filed as Exhibits
Exhibit 1	Name, business address and principal occupation of each executive officer and director of IDT Investments.
Exhibit 2	Name, business address and principal occupation of each executive officer and director of IDT.
Exhibit 3	Investment Agreement, dated as of February 7, 2001, between STAR and IDT Investments.
Exhibit 4	Warrant No. W-1, dated as of February 7, 2001, executed by STAR in favor of IDT Investments.
Exhibit 5	Registration Rights Agreement, dated as of February 7, 2001, between STAR and IDT Investments.
Exhibit 6	PT-1 Letter Agreement, dated as of January 21, 2001, among STAR, IDT and PT-1.
Exhibit 7	Joint Filing Agreement, dated as of February 11, 2001, between IDT Investments, IDT and Howard S. Jonas.

SIGNATURES

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2001	IDT INVESTMENTS INC.
	By:	/s/ Howard Millendorf

Howard Millendorf President
IDT CORPORATION
	By:	/s/ Howard S. Jonas

Howard S. Jonas Chief Executive Officer and Chairman of the Board of Directors
/s/ Howard S. Jonas
Howard S. Jonas

EXHIBIT INDEX
Exhibit No.	Description
Exhibit 1	Name, business address and principal occupation of each executive officer and director of IDT Investments.
Exhibit 2	Name, business address and principal occupation of each executive officer and director of IDT.
Exhibit 3	Investment Agreement, dated as of February 7, 2001, between STAR and IDT Investments.
Exhibit 4	Warrant No. W-1, dated as of February 7, 2001, executed by STAR in favor of IDT Investments.
Exhibit 5	Registration Rights Agreement, dated as of February 7, 2001, between STAR and IDT Investments.
Exhibit 6	PT-1 Letter Agreement, dated as of January 21, 2001, among STAR, IDT and PT-1.
Exhibit 7	Joint Filing Agreement, dated as of February 11, 2001, between IDT Investments, IDT and Howard S. Jonas.